Exhibit 99.1

Ambow Education Launches HybriU Events Advancing the Future of Immersive, Interactive Live Experiences

Cupertino, Calif., Aug. 22, 2025 (GLOBE NEWSWIRE) -- Ambow Education Holding Ltd (“Ambow” or the “Company”) (NYSE American: AMBO), an innovator of AI-powered phygital (physical + digital) solutions for education, corporate collaboration and live events, today announced the launch of HybriU Events. Built on Ambow’s proven, cutting-edge HybriU platform, HybriU Events empowers concerts, cultural festivals and sporting events to seamlessly bridge physical venues and worldwide audiences through a single, scalable solution, making live experiences more accessible, inclusive and interactive.

HybriU Events recreates the energy and atmosphere of “being there” through ultra-realistic 3D streaming, with embedded real-time interactive features and multi-language accessibility. These AI-driven features include dynamic multimedia elements, such as rolling text, that keep audiences engaged throughout an event, as well as direct broadcast capabilities to social media channels, instantly expanding reach and interaction. At the same time, personalized language channels give every participant—whether on-site or remote—the ability to follow along in their preferred language, making events truly inclusive for global audiences.

“HybriU Events takes the magic of live events and makes them accessible to anyone, anywhere, in any language,” said Dr. Jin Huang, President and CEO of Ambow Education. “By reducing geographic, linguistic and technological barriers, we are facilitating broader, more inclusive participation in events of all types and sizes. This launch is another milestone in our strategy to expand Ambow’s portfolio of AI-powered phygital solutions, while opening new revenue streams in the global live events and digital experience markets.”

HybriU Events is now available to organizations, institutions and creators worldwide, with scalable solutions for events of any size.

To explore HybriU Events or request a live demonstration, please visit www.hybriU.com

About Ambow

Ambow Education Holding Ltd. is an AI-driven technology company offering phygital (physical + digital) solutions for education, corporate conferencing and live events. Through its flagship platform, HybriU, Ambow is shaping the future of learning, collaboration and communication—delivering immersive, intelligent, real-time experiences across industries. The Company’s headquarters are located in Cupertino, Calif., with operations and a wholly-owned for-profit college (New School of Architecture & Design) in San Diego, Calif. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

Follow us on X: @Ambow_Education

Follow us on LinkedIn: Ambow-education-group

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com